[redacted]

10028857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Ave, Suite 630
(No. and Street)

Bethesda (City) | Maryland (State) | 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Snider, Managing Member, Chief Compliance Officer (301) 358-2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300 (Address) | Vienna (City) | VA (State) | 22182 (Zip Code)

Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member, CCO, BroadOak Partners LLC

Title

Notary Public

MONTGOMERY COUNTY MD
Commission exp. 2/18/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT

To the Member of
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2009, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Vienna, Virginia
February 25, 2010

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	99,366
Fees receivable		539,377
Investment securities		39,305
Prepaid expenses		1,000
Total assets	$	679,048

MEMBER'S EQUITY

Member's equity	$	679,048
Total liabilities and member's equity	$	679,048

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenue	
Success fees	$ 1,758,975
Retainer fees	297,000
Other revenue	16,773
Total revenue	2,072,748
Expense	
Compensation and benefits	970,623
Management fee	126,600
Occupancy	83,780
License fees	3,867
Accounting fees	12,154
Miscellaneous	86
Total expenses	1,197,110
Other income	
Unrealized gain on investment securities	26,504
Investment income	5,770
Net income	$ 907,912

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

Balance at December 31, 2008	$	393,428
Distributions		(622,292)
Net income		907,912
Balance at December 31, 2009	$	679,048

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 907,912
Unrealized gain on investment securities	(26,504)
Increase in fees receivable	(511,377)
Net cash provided by operating activities	370,031
Cash flows from investing activities	
Proceeds from sale of short-term investments	322,513
Net cash provided by investing activities	322,513
Cash flows from financing activities	
Repayments to affiliates, net	(3,055)
Distributions	(622,292)
Net cash used in financing activities	(625,347)
NET INCREASE IN CASH	67,197
Cash, beginning of year	32,169
Cash, end of year	$ 99,366
Noncash investing and financing activities	
Fees receivable settled in warrants	$ 12,801

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships, and other entities which sell assets and/or issue securities in private placements.

Risks and Uncertainties

The Company began operations in 2007 and initially received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are derived from the services provided to customers. The reserve for doubtful accounts is the Company's best estimate of possible uncollectible receivables. As of December 31, 2009, management believes that no reserve for doubtful accounts is considered necessary.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to

and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

2. Fair Value Measurement

The accounting standard for fair value measurement and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. The accounting standard was applied to the Company's financial assets and liabilities effective January 1, 2008, and to certain non-financial assets liabilities effective January 1, 2009. Fair value is defined by the accounting standard for fair value measurement and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value the Company's uses when measuring fair value:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;
- Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
- Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety.

Investment securities are marked-to-market and consist of warrant securities received in connection with certain broker transactions. Warrants are generally exercisable at the respective offering price of the transaction. Such investments are classified within Level 3 of the fair value hierarchy as the value is determined by management based on valuation models and enterprise value, taking into consideration the financial performance of the companies relative to projections, trends within sectors, underlying business models and expected exit timing and strategy.

The estimated fair values of the Company's financial instruments are as follows:

		Fair Value Measurements at Reporting Date Using			
	As of December 31, 2009	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Warrants	$ 39,305	$ -	$ -	$ 39,305	Investment securities
Total assets at fair value	$ 39,305	$ -	$ -	$ 39,305	

3. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred by the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2009, these services totaled $1,181,003. At December 31, 2009, $0 remains payable to the affiliate.

4. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company was in compliance with the "Uniform Net Capital Rule".

5. **Subsequent Events**

Management evaluated the activity of BroadOak Partners, LLC through February 25, 2010 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

COMPUTATION OF NET CAPITAL

Line

1. Total ownership equity from statement of financial condition	$	679,048
5. Total capital and allowable subordinated liabilities		679,048
6. Deduction: Nonallowable assets		579,682
10. Net capital	$	99,366

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

SUPPLEMENTAL INFORMATION - CONTINUED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line	
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 94,366
15. Excess net capital at 1000%	$ 94,366
COMPUTATION OF AGGREGATE INDEBTEDNESS	
19. Total aggregate indebtedness from statement of financial condition	$ -
20. Percentage of aggregate indebtedness to net capital	0%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Broad Oak Partners, LLC

SUPPLEMENTAL INFORMATION - CONTINUED

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2009

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Broad Oak Partners, LLC

In planning and performing our audit of the financial statements of BroadOak Partners, LLC (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 25, 2010

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BROADOAK PARTNERS, LLC

DECEMBER 31, 2009

BroadOak Partners, LLC

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